

October 9, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of SHELL FINANCE US INC., guaranteed by SHELL PLC, under the Exchange Act of 1934:

- 2.375% Guaranteed Notes due 2029
- 2.750% Guaranteed Notes due 2030
- 4.125% Guaranteed Notes due 2035
- 4.550% Guaranteed Notes due 2043
- 4.375% Guaranteed Notes due 2045
- 3.750% Guaranteed Notes due 2046
- 4.000% Guaranteed Notes due 2046
- 3.250% Guaranteed Notes due 2050

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com